UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Group and Tata Motors announce three additional cooperation agreements

SIGNATURES

Fiat Group and Tata Motors announce three additional cooperation agreements

Fiat Group and Tata Motors have announced today the signing of a Memorandum of Understanding to establish an industrial joint-venture in India to manufacture passenger vehicles, engines and transmissions for the Indian and overseas markets. Both Fiat and Tata vehicles are expected to be manufactured in the same industrial facility.
Fiat will introduce, among others, its premium cars for B and C segments (Fiat Grande Punto and the new Fiat sedan) and its successful small diesel engine. The facilities, based in Ranjangaon Maharashtra, at regime, are expected to exceed an overall output of 100,000 cars and 250,000 engines and transmissions.

Fiat and Tata also announced today they have agreed to enter into a 60 days study aimed at exploring industrial and commercial cooperation in Latin America. In particular, the study will be focused on different vehicles, especially utility vehicles and pickups, and on exploring the opportunity of using the existing Fiat production facilities in Cordoba, Argentina. Products manufactured there would be sold in various Latin American and overseas markets under both Fiat and Tata brands.

While definitive shareholder, licensing and other agreements are being finalized, the signing of the M.O.U. for Indian operations and the study of the cooperation in Latin America reflect a growing commitment of the two organizations to work together and leverage mutual strengths to address key markets through a combined, complementary product portfolio and exchanges of technology.

Quote from Mr. Sergio Marchionne, Chief Executive Officer of Fiat Group.

“As we said at the time we signed the distribution agreement in India, this is a strategic partnership which is evolving by leveraging on the respective strengths and continuously identifying new opportunities to be jointly exploited. Not only in India but also on a global scale. “

Quote from Mr. Ratan Tata, Chairman of the Tata Group and Tata Motors.

“This is the beginning of what promises to be a far-reaching, long term relationship between Fiat Group, Italy, and Tata Motors. Both companies have complementary strengths, convergent objectives and shared values. Together, we can meaningfully address markets in India and other select geographies, combining technologies, products and human skills of both organisations.”

July 25, 2006

About Fiat Group
Founded in 1899, Fiat is an industrial enterprise focused on the automotive sector, serving customers in more than 190 countries around the world with an annual turnover of about 47 billion euros.
With some 170,000 employees in 120 R&D centers and 189 plants worldwide, the Fiat Group is a global leader in the production of passenger cars (Fiat, Lancia, Alfa Romeo, Maserati and Ferrari) agricultural and construction equipment (CNH Case New Holland), industrial vehicles (Iveco), production systems (Comau) and automotive components (Magneti Marelli and Teksid).
www.fiatgroup.com

About Tata Motors
Tata Motors, the flagship company of the Tata Group, is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 3 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger cars. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are already being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. The company acquired the Daewoo Commercial Vehicles Company, Korea's second largest truck maker, in 2004. In 2005, it acquired a 21% stake in Hispano Carrocera, the reputed Spanish bus and coach manufacturer. In 2006, the company set up a joint venture with Marcopolo, the Brazil-based global leader in body-building for buses and coaches. Besides India, Tata Motors has R&D centres in South Korea, Spain and the UK.
www.tatamotors.com

For more information please contact:

Debasis Ray
Head- Corporate Communications
Tata Motors
Tel: +91 92233 66824
Email: debasis.ray@tatamotors.com

Marius D’lima
Head - Corporate Communications
Fiat India Pvt. Ltd.
Tel : +91 98201 29889
Email: marius.d’lima@fiat.com

Raffaello Porro
Head of Corporate Communications
Fiat Auto
Tel : +39 335 101 5456
Email: raffaello.porro@fiatgroup.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney